Exhibit 99.1

NEVADA GEOTHERMAL POWER INC. – PROJECT STATUS REPORT

VANCOUVER, B.C. (May 11, 2011) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to update the status of on-going work.

Nevada Geothermal Power is a leading geothermal developer focused on geothermal power development in the US for continued growth. World events, including political instability in Middle East oil producing regions and the tragic nuclear power plant failure in Japan provide renewed impetus for the U.S. Government plan to encourage the construction of clean, renewable power plants, the development of new clean energy technology and the strengthening of the power grid to bring new power to market. At present, the U.S. is the largest producer of geothermal power in the world with over 3000 MW of geothermal power capacity on line, 1600 MW of new geothermal capacity under development and over 5000 MW of identified geothermal resources for potential future development (Geothermal Energy Association, 2011).

NGP operates the 49.5 MW Faulkner 1 power plant at the Blue Mountain Geothermal Project, Humboldt County, Nevada. Near term growth is planned to come from development of the Crump Geyser (Oregon) and Pumpernickel (Nevada) properties, as well as project acquisitions in Imperial Valley (California) from Iceland America Energy, Inc. (IAE).

NGP has sufficient cash reserves to enable further development of its plans through 2011. The Company is well advanced in its program to acquire three new geothermal properties in the Imperial Valley from IAE and in its resource development in a joint venture at Crump Geyser with Ormat Nevada Inc. The Company is also planning to further pay down mezzanine debt related to the Faulkner 1 plant.

The economics of the Faulkner 1 geothermal plant continue to be adversely affected by lower than anticipated power production and a forecasted gradual temperature decline. The Company is currently further stimulating and testing five wells, as well as re-modeling the reservoir to update its forecast of power production. The Company presently believes the most reasonable power production forecast is 35 MW (net) declining approximately 2.5% per year. If there is no improvement in this forecast the Company will not be able to meet the terms of its loan with EIG Global Energy Partners (EIG), formerly the Trust Company of the West (TCW), and accordingly, in addition to applying for a federal government cash grant and assessing a tax-assisted financing, the Company has begun discussions with EIG in order to make changes to the capital structure.

The current balance on the EIG loan is approximately $88 million. NGP anticipates repaying a portion of the debt with proceeds of approximately $7.5 million from a potential tax grant based on additional $25 million of qualified well field expenditures since the plant was placed in service. In addition, NGP will explore its strategic options and has engaged Marathon Capital to assist with the structuring and potential placement of a $30-50 million tax-assisted financing. The financing requires reaching an agreement with EIG on new terms that include some conversion of debt to Faulkner 1 Holdco equity, or similar adjustments, as well as receiving a satisfactory updated resource report from independent consultants, GeothermEx Inc., upon the completion of current well tests.

The Company is advancing the following development projects:

Blue Mountain, Nevada

Plant production has been steadily improved to current levels of 35-37 MW (net) or 46-48 MW (gross) output by additional well field drilling since October 2009 when the plant was placed in service. Seven full-sized geothermal wells were completed under the supplemental drilling program, and four have been connected to the Faulkner 1 power plant. Three of these wells (55-15, 58-11, and 91-15) are in operation as injection wells and a fourth well (44-14) is connected to the plant and has been used intermittently for both production and injection since its completion. The remaining wells (41-27, 34-23, 86-22) located southwest of the production area showed marginal permeability associated with a weak thermal zone and are not connected to the plant at this time. Wells 34-23 and 86-22, along with previously-drilled, sub-commercial production test wells 38-14, 89-11, and 44-14, are being stimulated by cold water injection and oil field fracturing techniques in an attempt to improve injection capacity/production capacity. Test results will be incorporated into an updated reservoir report needed to support the tax-assisted financing referred to above.

NGP plans to continue with exploration drilling of the “Western” and “South Blue Mountain” geothermal target areas.

Iceland America Asset Purchase, Imperial Valley, California

Imperial Valley is a premier address for geothermal development in the US with 500 MW of power capacity on line. Active new power development projects include the 50 MW Hudson Ranch Project which is under construction and the 50 MW Orita Project where Ram Power has released encouraging results from two deep development test wells.

The agreement to purchase the New Truckhaven, East Brawley and South Brawley high temperature geothermal projects is progressing and is expected to close shortly. NGP believes that commercial reservoirs may be present at the New Truckhaven and the East Brawley Projects based on extensive past work including development test drilling in both areas. Iceland America’s East Brawley leases are centered on a large heat anomaly immediately south of current drilling by Ram at the Orita Project.

NGP project planning has been initiated so that development permit work and infrastructure studies can commence expeditiously after the acquisition is complete.

Crump Geyser, Oregon

Crump Geothermal Company (CGC), a joint venture between Nevada Geothermal Power and Ormat Nevada, Inc., completed and tested a 5000-foot deep exploration well (34-3) at the Crump Geyser property at a location along the range front to the south of Crump Geyser. A shallow thermal outflow zone not suitable for production was intersected; however, results indicate the well can be used for injection. Planning is in progress to drill additional exploratory production test wells.

CGC obtained extensive temperature gradient drilling data over the project area from an earlier exploration program which outlines the shallow thermal anomaly and obviates the need for further shallow gradient drilling work at Crump. Consequently, CGC submitted a revised deep slim well drilling program along with a progress report covering geophysical (gravity, seismic, aeromag) surveys completed, details of the earlier gradient well program, and environmental/permitting work to the Department of Energy (DOE) relative to the on-going $3.4 million, cost- shared exploration program.

A deep well drilling program to test targets down to 5000 feet has commenced. Power market and transmission access feasibility studies are underway.

Pumpernickel, Nevada

The Pumpernickel Project has been extensively explored and is ready for development drilling. Three production test well sites are permitted and a level drill pad has been constructed at one location. A water license has been awarded for future power plant operations enabling a water cooled power plant and increasing power production during summer months. NGP is seeking a financial partner for further project development.

A $3.2 million DOE cost-shared exploration program has been transferred from North Valley to the Pumpernickel Project. NGP will move ahead with environmental studies and a shallow soil-gas sampling program leading to two deep confirmation holes in collaboration with the DOE.

North Valley, Nevada

A $300,000 deep confirmation well program is scheduled to commence shortly pending receipt of access road permits at North Valley in a central location within a 10-square-mile, high grade thermal anomaly. The well is intended to measure subsurface temperatures and to obtain geothermal brine samples and better define the potential geothermal resource temperature and field capacity.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in five properties:

Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.